AfriOre Limited

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

02015358

February 1, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C, USA - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4514

Please find attached a copy of a Form 27 (Material Change Report) with respect to a Press Release issued on January 29th, 2002 for your public files.

If you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: J. Allan Ringler

JAR/cd

Encls.

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

AFRIORE LIMITED, 41 Roebuck Street, Bridgetown, Barbados.

Item 2. **Date of Material Change**

January 29th, 2002.

Item 3. **Press Release**

The Press Release was sent on January 29th, 2002 through the Canadian Corporate News Service.

Item 4. **Summary of Material Change**

The Corporation issued a Press Release hereto attached.

Item 5. **Full Description of Material Change**

The Corporation issued a Press Release hereto attached.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. Stuart R. Comline, President, 011-2711-803-5692.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 30th day of January, 2002.

AFRIORE LIMITED

Per: ______________________
Warren Newfield, Director

E:\afriore\f27-0102.pdf

AFRIORE LIMITED

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

PRESS RELEASE

AFRIORE RECORDS A PROFITABLE THIRD QUARTER AND ANNOUNCES SOMKELE RESOURCES

For Immediate Release: Tuesday, January 29, 2002

Toronto, Canada (January 29, 2002) – AfriOre Limited (AFO-TSE) is pleased to announce that it has recorded profits of $438,645 for the quarter ending November 30, 2001 or $0.02 per share basic and fully diluted, compared to a loss of $243,942 or $0.01 per share basic and fully diluted during the same quarter in the previous year. This brings the profit to the Company for the first nine months of the current fiscal year to $1,418,257 or $0.06 per share basic and fully diluted, compared to a loss of $811,393 or $0.04 per share basic and fully diluted in the equivalent period last year. The profit was largely based on the strong operating performance at the Company's 50% owned Springlake Colliery.

At the Somkele anthracite project, the final stages of the exploration drilling and feasibility study are continuing and this work is scheduled for completion at the end of February 2002. A Technical Report dated January 25, 2002 prepared by MPH Consulting Limited ("MPH"), Toronto, Canada on the four areas of the property has been completed and management is pleased to announce that the property contains the following coal resources:

Area 2A (Measured resources)	3,136,000 tonnes	Rank-Anthracite (sa) (High Ash), Ash 15.34%, CV 29.2 Mj/kg
Area 2B (Indicated resources)	2,229,000 tonnes	Rank-Anthracite (sa) (High Ash), Ash 16.49%, CV 29.4 Mj/kg
Total	**5,365,000 tonnes**	**Anthracite (sa) (High Ash), Ash <16.5%, CV >29 Mj/kg**

Areas 1, 2 and 3 also contain inferred coal resources totaling approximately 66-million tonnes.

The coal resources have been classified in accordance with the definitions and guidelines contained in National Instrument 43-101. In simple terms, coal reserves can be profitably mined using current technology and coal resources have not been rigorously economically evaluated or do not meet current economic criteria. Resources are further classified as measured, indicated or inferred in decreasing order of confidence levels. The Somkele coal resources do not have demonstrated economic viability and have accordingly been classified as resources.

This coal resource is based upon drilling by AfriOre in 2001 together with historical estimates contained in previously published, public domain reports prepared by two major mining companies - Johannesburg Consolidated Investment Company Limited ("JCI") (July 1986) and Mining Corporation Ltd. ("Mincor") (April 1983). Most of the exploration data for the Somkele property was contained in reports prepared by previous holders of coal rights in the area. The most significant of these are a report on diamond drilling by JCI in Areas 1 and 2, and a report by Mincor covering core drilling in Area 3. To September 30, 2001 AfriOre drilled 25 additional core holes in Area 2 to confirm previous results and increase confidence levels for possible future mining purposes.

AfriOre's independent consultants, MPH Consulting Limited, have visited the property and have reviewed both current and historical data, and are of the opinion that the historical resource estimates are both relevant and reliable. An independent estimation of resources was made by MPH for Area 2 using the results obtained from the historical JCI drill holes and the 25 AfriOre core holes. The measured and indicated resources stated above are exclusively from Area 2 where verification and in-fill drilling has been completed. The historical estimates were originally categorized as "reserves", although this categorization does not conform to current Canadian standards. Pending completion of the current work, MPH considers it prudent to categorize the coal resources outside of areas 2A and 2B as inferred mineral resources. AfriOre is currently conducting a systematic drilling program to continue verifying the previous estimates and upgrade them to Canadian standards

Key assumptions and estimation parameters with respect to the Area 2 resources are as follows:

- Coal Type - The low volatile material (>8% <14% dry, mineral matter free basis) anthracite coals of the deposit have an American Society for Testing of Materials ("ASTM") rank of Class I Anthracite, Group 3. Semianthracite (High Ash). The coal has a generally high ash, low sulphur and phosphorous content.
- Geology Type - Due to the relatively high level of tectonic deformation MPH considers the Geology Type to be Complex by GSC Paper 88-21 standards.
- Deposit Type.- The initial proposed plans for exploiting the coal deposits at Somkele employ the open pit and highwall auger mining methods in Area 2. For open pit workings, a maximum stripping ratio of 4.5 m3 of waste per tonne of coal with a maximum vertical height of 60 metres is allowed. For highwall augering a maximum distance along the dip of 150 metres is allowed.
- Quantification Parameters - The thickness component utilized for estimation purposes at Somkele is vertical width as obtained from vertical boreholes, while areal extent is measured from a horizontal plan. These measurements only approximate true thickness and surface area of the gentle to moderately dipping coal seam. Laboratory measured core densities were used to convert volume to tonnage.
- Projection Distance and Cut-offs - For the resource calculation, measured resources are those drilled at a minimum nominal hole spacing of 100 x 150 metres with a minimum of three holes per cross section profile. Indicated resources are those drilled at 200 x 300 metre spacings and also with at least 3 holes per section. Inferred resources are based on wider spaced drill hole intersections where geological continuity has not been adequately demonstrated. The following cut-offs are used:

Seam thickness	1.5 m
Yield	50% at a wash density of 1.6

Stuart Comline M.Sc. (Geol.), president of AfriOre, is responsible for the design and conduct of the exploration programs, and the verification and quality assurance of the analytical results used in the preparation of the technical report. Howard J. Coates, M.Sc., P. Geo. of MPH Consulting Limited is

the qualified person who supervised the preparation of the technical report and the calculation of the mineral resources. Coal type is determined on the basis of coal maceral vitrinite reflectance analyses and determinations of organic compositions carried out by the laboratory of the South African Bureau of Standards, Coal & Minerals, Pretoria, South Africa.

Elsewhere in southern Africa, negotiations are proceeding on the acquisition of further mineral rights over areas with delineated, specialized coal resources. In the Company's gold program, work has continued on identifying additional targets, which warrant exploration in the Witwatersrand-type FSC project. This work is nearing completion and a joint venture partner will be sought in order to fund further work on this project in 2002. In addition, the Company has identified five gold targets in a number of countries in sub-Saharan Africa and negotiations are in progress to acquire the rights.

AfriOre is listed in Standard & Poor's Corporation Records SEC 12g 3-2(b) exemption 82-4514.

For further information, please contact:

Warren Newfield	Tel: 212-386-5496 Email: info@afriore.com	Fax: 212-386-5425 Web site: www.afriore.com
Marie LeFrancois Tau Capital Corp.	Tel: 416-361-9636 Email: marie@taucapital.com	Fax: 416-361-0330

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